Exhibit 11.0

KEARNY FINANCIAL CORP. AND SUBSIDIARIES
STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS
(In Thousands, Except Per Share Data, Unaudited)

	Three Months Ended	Six Months Ended
	December 31, 2010	December 31, 2010

Income available to common stockholders	$(5)	$1,330

Weighted average shares outstanding	67,042	67,130

Basic earnings per share	$0.00	$0.02

Income for diluted earnings per share	$(5)	$1,330

Total weighted average common shares and equivalents outstanding for diluted computation	67,042	67,130

Diluted earnings per share	$0.00	$0.02